UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Crimson Wine Group, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

22662X100
(CUSIP Number)

Joseph S. Steinberg c/o Crimson Wine Group, Ltd. 5901 Silverado Trail Napa, California 94558 (800) 486-0503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons Joseph S. Steinberg
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,773,556
	8	Shared Voting Power 370,502
	9	Sole Dispositive Power 2,773,556
	10	Shared Dispositive Power 370,502
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,0144,058
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.5%
14	Type of Reporting Person IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements that certain Statement on Schedule 13D filed on March 5, 2013, as amended by Amendment No. 1 to Schedule 13D filed on August 4, 2016 and by Amendment No. 2 to Schedule 13D filed on May 23, 2018 (as amended, the “Schedule 13D”), by Joseph S. Steinberg with respect to the common stock, $0.01 per share par value (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).
Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of Issuer
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) – (b) The percentage of shares owned is based upon 23,243,476 shares of Common Stock issued and outstanding as of May 7, 2021 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2021. As of the date of this filing, Mr. Steinberg may be deemed to beneficially own 3,144,058 shares of Common Stock, representing 13.5% of the issued and outstanding Common Stock, including (i) sole voting and dispositive power over 2,773,556 shares held by Mr. Steinberg directly, by corporations that are wholly owned by Mr. Steinberg, by corporations that are wholly owned by family trusts as to which Mr. Steinberg has sole voting and dispositive power, or by such family trusts, (ii) shared voting and dispositive power over 33,000 shares of Common Stock owned by a charitable trust of which Mr. Steinberg and his wife are trustees, (iii) shared voting and dispositive power over 13,920 shares of Common Stock (less than 0.1%) beneficially owned by his wife and daughter, and (iv) shared voting and dispositive power over 323,582 shares of Common Stock beneficially owned by trusts for the benefit of Mr. Steinberg’s children. Mr. Steinberg disclaims any pecuniary interest in the 33,000 shares held by the charitable trust, the 13,920 shares held by his wife and daughter, and the 323,582 shares held by the trusts for the benefit of his children, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(c)    The following table sets forth all of the transactions in Common Stock effected by Mr. Steinberg within 60 days prior to the date of this filing. The transaction listed below was a privately negotiated purchase from an existing stockholder of the Company:

Date of Transaction	Amount of Securities	Price Per Share
May 24, 2021	359,646	$8.65

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5/24/2021

By:        /s/ Joseph S. Steinberg
Joseph S. Steinberg